UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ________________

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                     Spectrum Information Technologies, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    847623303
                                 (CUSIP Number)

                               Lawrence M. Powers
                     Spectrum Information Technologies, Inc.
                             2700 Westchester Avenue
                               Purchase, NY 10577
                                 (914) 251-1800
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                             Frederic M. Tudor, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                December 11, 1998
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box .

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

------------------------------------------------------    ----------------------
CUSIP NO.    847623303                                    Page 2 of 8
------------------------------------------------------    ----------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lawrence M. Powers
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROU               (a)|_|
                                                                        (b)|X|


--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS *

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               |_|


--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
----------------------- -------- -----------------------------------------------
                        7        SOLE VOTING POWER

      NUMBER OF                  3,720,000
                        -------- -----------------------------------------------
        SHARES          8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                  0
                        -------- -----------------------------------------------
   REPORTING PERSON     9        SOLE DISPOSITIVE POWER
         WITH
                                 3,720,000
                        -------- -----------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 0

--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,720,000
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES *                               |_|


--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          56.5%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON *

          IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------------------    ----------------------
CUSIP NO.    847623303                                    Page 3 of 8
------------------------------------------------------    ----------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Powers & Co.
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *            (a)|_|
                                                                        (b)|_|


--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS *

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                               |_|


--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.
----------------------- -------- -----------------------------------------------
                        7        SOLE VOTING POWER

      NUMBER OF                  3,720,000
                        -------- -----------------------------------------------
        SHARES          8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                  0
                        -------- -----------------------------------------------
   REPORTING PERSON     9        SOLE DISPOSITIVE POWER
         WITH
                                 3,720,000
                        -------- -----------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 0

--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,720,000
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES *                               |_|


--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          56.5%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON *

          IN
--------- ----------------------------------------------------------------------

Item 1.  Security and Issuer.

     The name of the issuer with respect to which this Schedule 13D is being filed is Spectrum Information Technologies, Inc. (hereinafter called the "Issuer"). The address of Issuer's principal executive offices is 2700 Westchester Avenue, Purchase, NY 10577. This statement relates to Issuer's Common Stock, $.001 par value (the "Common Stock").

Item 2.   Identity and Background.

          (a) This Schedule 13D is being filed on behalf of Lawrence M. Powers and Powers & Co., a private family investment organization which is a sole proprietorship owned by Mr. Powers.

          (b) Mr. Powers' home address and the principal place of business of Powers & Co. is 47 Beech Road, Englewood, NJ 07631.

          (c) Mr. Powers is the Chief Executive Officer and Chairman of the Board of Issuer. Mr. Powers is the sole owner of Powers & Co., which has no officers.

          (d) Neither Mr. Powers nor Powers & Co. has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither Mr. Powers nor Powers & Co. has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Powers is a United States citizen.

     On December 11, 1998 (the "Closing Date"), Issuer entered into a Stock Purchase Agreement with Powers & Co. pursuant to which Powers & Co. purchased 3,000,000 shares of Common Stock and an option (the "Option") to acquire an additional 1,800,000 shares of Common Stock at an exercise price of $0.15 per share. The Option is exercisable from the Closing Date until December 11, 2003. Powers & Co. paid cash consideration of $600,000 at the closing, from the personal funds of Mr. Powers.

     On December 12, 1998, Powers & Co. sold 500,000  shares of its Common
Stock and a portion of its Option (representing the right to acquire an 300,000 shares of Common Stock) to Maurice Schonfeld. The total purchase price paid by Mr. Schonfeld for the Common Stock and this portion of the Option was $100,000. The sale to Mr. Schonfeld was effected via telecopy and the mail.

     In addition, on the December 12, 1998, Powers & Co. made a gift of 200,000 shares of its Common Stock and a portion of its Option (representing the right to acquire an 80,000 shares of Common Stock) to Jon Gerber, a second cousin of Mr. Powers. The gift to Mr. Gerber was effected via telecopy and the mail.

     In connection with the sale of the Common Stock and the Option to Powers & Co., Issuer's directors as of the Closing Date appointed Mr. Powers a director of Issuer, and immediately thereafter Issuer's other directors resigned. Issuer's previous officers as of the Closing Date also resigned in connection with the transaction. Mr. Powers, as the sole remaining member of the Board, filled two vacancies by appointing Messrs. Schonfeld and Gerber as directors of Issuer. The new Board elected Mr. Powers as Chairman and Chief Executive Officer and Mr. Gerber as Vice-President, Secretary and Treasurer.

     On December 12, 1998, Issuer also entered into a Stock Purchase Agreement with Robert Ingenito pursuant to which Mr. Ingenito purchased 500,000 shares of Common Stock and an option to acquire an additional 300,000 shares of Common Stock at an exercise price of $0.15 per share. Mr. Ingenito's option is exercisable from December 12, 1998 until December 12, 2003. The total purchase price paid by Mr. Ingenito for the Common Stock and his option was $100,000, which he paid from his own personal funds. The new Board then appointed Mr. Ingenito to fill a vacancy on the Board.

     Mr. Powers disclaims membership in a group with any of Messrs. Schonfeld, Gerber or Ingenito.

Item 3.   Source and Amount of Funds or Other Consideration.

     The source of the consideration paid by Powers & Co. was $600,000 from the personal funds of Mr. Powers.

Item 4.   Purpose of Transactions

     Mr. Powers acquired shares of Common Stock and the Option to obtain a controlling equity interest in Issuer, and except as noted below, currently intends to hold them for investment purposes.

     Mr. Powers intends to change the strategic direction of Issuer to focus on Internet marketing. He also intends to propose at the next meeting of Issuer's shareholders that Issuer's Certificate of Incorporation be amended and restated to, among other things, change Issuer's name to "Siti-Sites.com, inc.," to increase the number of authorized shares of Common Stock and to remove certain provisions thereof which Issuer's shareholders determine are no longer necessary or in the best interests of Issuer. Although certain marketing projects are currently being considered, no definitive plan or proposal has been formulated with respect to the foregoing. There can be no assurance as to the terms or the timing of any such plan or proposal. In addition, he plans to change Issuer's principal place of business in the near future.

     Mr. Powers currently plans to transfer an as yet undetermined portion of the Common Stock and the Option of Powers & Co. by gift to his son, Barclay Powers, and, possibly to another individual. He also intends continuously to review his investment in Issuer. In reaching any decision with respect to such investment, he will take into consideration various factors, such as Issuer's business prospects and financial position, other developments concerning Issuer, the price level of the Common Stock, conditions in the securities markets, and general economic and industry conditions. Depending upon the results of his review of any or all of the aforementioned factors, he may decide to purchase additional securities of Issuer or to dispose of all or a portion of his Common Stock or the Option.

     Except as set forth in Item 2 or in this Item 4, Mr. Powers has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the Schedule 13D. However, Mr. Powers reserves the right to propose or participate in future transactions that may result in one or more of such actions.

Item 5.   Interest in Securities of the Issuer.

          (a) Each of Mr. Powers and Powers & Co. beneficially owns 3,720,000 shares of Common Stock (including the Option to purchase 1,420,000 shares of Common Stock that vested on December 11,
               1998) (See Item 2). This beneficial ownership represents approximately 56.5% of the Common Stock.

          (b) Mr. Powers has sole voting power and dispositive power with respect to the shares of Common Stock.

          (c) There have been no transactions in respect of the Common Stock during the past 60 days which are required to be reported in this
               Item 5 except as described in Item 2.

          (d) No person other than Mr. Powers has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock owned beneficially by Mr. Powers or Powers & Co.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None, other than as described in Item 2.

Item 7.   Material to be Filed as Exhibits.

          7.1 Stock Purchase Agreement between Powers & Co. and Spectrum Information Technologies, Inc. dated December 11, 1998, with exhibits, is incorporated by reference to Form 8-K filed by the Issuer on December 17, 1998.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Lawrence M. Powers


Date:    December 21, 1998                      /s/ Lawrence M. Powers

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               POWERS & CO.


Date:    December 21, 1998                     By:/s/ Lawrence M. Powers
                                               Name: Lawrence M. Powers
                                               Title: Owner

















































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